Deloitte.


06063750

11-K

RECD S.E.C.

JUL 1 4 2006

1086

Continental Materials Corporation Employees Profit Sharing Retirement Plan

Financial Statements as of December 31, 2005 and 2004, and for the Year Ended December 31, 2005, Supplemental Schedules as of and for the Year Ended December 31, 2005, and Report of Independent Registered Public Accounting Firm

PROCESSED

APR 0 4 2007

THOMSON
FINANCIAL

CONTINENTAL MATERIALS CORPORATION
EMPLOYEES PROFIT SHARING RETIREMENT PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement income Security Act of 1974 that have not been included herein are not applicable.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
the Continental Materials Corporation
Employees Profit Sharing Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Continental Materials Corporation Employees Profit Sharing Retirement Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) as of December 31, 2005 and Delinquent Participant Contributions for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

July 12, 2006

Member of
Deloitte Touche Tohmatsu

CONTINENTAL MATERIALS CORPORATION
EMPLOYEES PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:		
Investments	$28,453,322	$25,454,928
Loans to participants	1,862,922	1,939,057
Receivables:		
Employer contributions	1,228,801	1,462,713
Employee contributions	222,572	155,956
Total receivables	1,451,373	1,618,669
Total assets	31,767,617	29,012,654
LIABILITIES—Administrative expenses	(1,250)	(1,250)
NET ASSETS AVAILABLE FOR BENEFITS	$31,766,367	$29,011,404

See notes to financial statements.

CONTINENTAL MATERIALS CORPORATION
EMPLOYEES PROFIT SHARING RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

ADDITIONS:	
Additions to net assets attributed to—	
Investment income:	
Interest income	$ 103,817
Net appreciation in Company stock	130,176
Net investment gain from registered investment entities	1,818,441
Net investment gain from pooled separate account	177,243
Net investment gain	2,229,677
Contributions:	
Employer	1,443,385
Employee	1,625,546
Total additions	5,298,608
DEDUCTIONS—	
Deductions from net assets attributed to:	
Benefits paid to participants	2,526,811
Administrative expenses	16,834
Total deductions	2,543,645
NET INCREASE	2,754,963
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	29,011,404
End of year	$31,766,367

See notes to financial statements.

CONTINENTAL MATERIALS CORPORATION
EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

1. DESCRIPTION OF THE PLAN

The following description of the Continental Materials Corporation Employees Profit Sharing Retirement Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General—The Plan is a defined contribution plan established to provide retirement benefits to eligible employees. Under the Plan, all nonunion employees of Continental Materials Corporation ("CMC", the "Company") and its subsidiaries (collectively the "Employer") who have met the eligibility requirements may elect to participate in the Plan. New York Life Trust Company ("NYLTC") serves as the Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Participation and Contributions—Eligible employees are automatically enrolled in the plan at a contribution rate of 3% on the first day of the first month coincident with or following completion of one month of service, with the Employer. Employees have the options of waiving participation and choosing other participation levels.

A participating employee may make pretax contributions to the Plan based upon a percentage of compensation. The pretax contributions cannot be less than 1% or greater than 50%, or greater than 15% for those designated as highly compensated. Employee contributions are fully matched by the employer up to 3%. In addition, annual employer contributions at the discretion of the Board of Directors are made on behalf of participants who have made contributions to the Plan, are employed at the end of the year and have one year of service. Such employer contributions are allocated to participants based upon the eligible wages of the participant rather than contributions to the Plan.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's and Employer's contributions. Investment income, including net realized and unrealized appreciation and depreciation in the fair value of investments for each fund, is allocated to all fund participants based on their respective total fund balances.

Vesting—Participant contributions plus the earnings thereon are fully vested. Vesting in the employer contributions and the earnings thereon is determined on a graded schedule based on years of service. A participant is 100% vested after six years of service. If a participant attains age 60, becomes permanently and totally disabled, or dies, the full value of the participant's employer contribution account becomes immediately vested and is nonforfeitable.

Payment of Benefits—A participant is eligible to receive a lump-sum distribution upon his/her death, retirement, termination of service, or permanent disability. Participants may also be eligible for benefit payments if they qualify for hardship or in-service distributions, as defined in the Plan.

Participant Loans—A participant may borrow an amount not to exceed $50,000 or 50% of the vested portion of his or her account, whichever is less. The loans are secured by the balance in the participant's account and bear interest at 1% above the prime rate in effect at the time of application. The period for repayment of the loan generally cannot exceed five years, unless the loan is used for the purchase of a home, in which case the repayment of the loan cannot exceed 15 years. The interest paid on loans is transferred to the investment fund(s) from which the loan principal originated. No more than two loans may be outstanding at one time.

Allocation of Forfeitures—Forfeitures of terminated participants are used first to pay administration fees, then used to reduce the annual employer contribution. If a terminated participant returns to employment within five years, the amount previously forfeited may be reinstated. As of December 31, 2005 and 2004, the forfeiture account totaled $43,342, and $17,713, respectively. Forfeitures for 2005 were $45,651.

Administrative Expenses—Investment management, custodial, and record keeping expenses of the Plan are paid from the assets of the Plan. Legal and audit expenses and the Plan administrator's salary are absorbed by the Employer. Loan fees and portfolio fees are paid out of the accounts of the individuals receiving loans or investing in portfolios.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation—The Plan values investments at fair value. Investments in registered investment entities and common stocks are stated at the quoted market price on the last business day of the year. The New York Life Stable Value Fund is a pooled separate account called the Anchor Account II and is maintained at a $1 per share value. Participant loans are valued at the outstanding loan balances.

The New York Life Stable Value Fund invests in various fixed-income securities including collateralized mortgage obligations, corporate bonds, and mortgage-backed securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments. The crediting interest rates were 4.43% and 4.38% as of December 31, 2005 and 2004, respectively, which was a function of the timing of the cash plan activity, overall interest rates, and the reinvestment of maturing proceeds. The average yield for the year ended December 31, 2005 was 4.39%.

Dividend and interest income are recorded as received. Investment transactions are reflected on a settlement-date basis.

Net earnings on investments are allocated to participants on a daily basis.

Realized and Unrealized Gains and Losses—The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Realized gains or losses on sales of securities are based on average cost.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2005 and 2004.

3. INVESTMENT PROGRAM

Participants may choose to direct the investment of their contributions, the employer contributions, and their account balance to any or all of 12 investment options which consist of 10 mutual funds, 1 Stable Value Fund, and a CMC stock fund (which invests in Continental Materials Corporation stock). There are also three premixed allocations that may be chosen. These are designed as income-oriented, income- and growth-oriented, and growth-oriented portfolios. Participants may change their investment elections at any time.

At December 31, 2005 and 2004, the CMC stock fund held 55,376 shares and 61,190 shares, respectively, with a cost basis of $1,611,442 and $1,663,756, respectively.

4. INVESTMENTS

The fair value of investments held at December 31, 2005 and 2004, which represent 5% or more of total net assets available for benefits are as follows:

	2005	2004
Stable Value	$4,538,764	$4,520,120
PIMCO Total Return	3,121,722	2,786,868
Mainstay S&P 500 Index	3,818,484	3,963,124
Mainstay All Cap Value	1,604,145	1,615,882
Franklin Small Mid-Cap Growth	2,996,408	2,615,225
Continental Materials Corporation Common Stock	1,793,310	1,846,970
Janus Twenty Fund	1,716,952	1,585,212
Templeton Foreign Fund	2,525,194	1,479,146
Mainstay MAP	2,028,756	-
Templeton Developing Markets	2,576,465	-

During the year ended December 31, 2005, the Plan's mutual fund investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Net appreciation in Company stock	130,176
Net appreciation in registered investment companies:	
PIMCO Total Return	69,763
MainStay S&P 500 Index	160,873
Franklin Small-Mid Cap Growth	304,599
Mainstay All Cap Value	79,390
Janus Twenty Fund	133,227
Templeton Foreign Fund	223,954
Mainstay MAP	151,472
Templeton Developing Markets	503,788
All other registered investment companies:	191,375
	1,818,441

5. TERMINATION OF THE PLAN

While the Employer has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event such termination occurs, the participants would become fully vested in their accounts and the distribution of the Plan's assets to participants or their beneficiaries would be made by the trustee of the Plan.

6. FEDERAL INCOME TAXES

The Plan obtained its latest determination letter dated June 30, 2004, in which the Internal Revenue Service ("IRS") stated that the Plan, as then designed, was in compliance with the applicable regulations of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter; however, the employer and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. RISKS AND UNCERTAINTIES

The Plan provides for various investment options. These options consist of a combination of investment securities including a pooled separate account, investments in registered investment entities, and Continental Materials Corporation common stock. These investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

8. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by New York Life Investment Management ("NYLIM"). As NYLIM is the trustee of the Plan, these transactions qualify as party-in-interest transactions. The Plan also has an investment in the common stock of Continental Materials Corporation, the Plan Sponsor (see Note 4). In addition, the Plan document provides for participant loans which also qualify as party-in-interest transactions.

9. NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Employer remitted the December 2005 contributions for two participants of $107 to the trustee on February 1, 2006, which was later than required by Department of Labor ("D.O.L.") Regulation 2510.3-102. The Employer has credited participant accounts with $2, which is the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis.

10. RECONCILIATION OF FINANCIAL STATEMENT TO FORM 5500

The difference between net assets available for benefits per the financial statements and the Form 5500 at December 31, 2005, is $14,966. The difference between the statement of changes in net assets available for benefits per the financial statements and the Form 5500 for the year ended December 31, 2005, is $14,966. These differences relate to the value of participant loans. The Form 5500 does not include defaulted loans.

* * * * * *

SUPPLEMENTAL SCHEDULES

CONTINENTAL MATERIALS CORPORATION
EMPLOYEES PROFIT SHARING RETIREMENT PLAN

SCHEDULE H, LINE 4i, FORM 5500—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Date, Rate of Interest, Collateral Par, or Maturity Value	(d) Cost	(e) Current Value
*	Stable Value	Pooled separate account	**	$ 4,538,764
	PIMCO Total Return	Registered Investment Entity	**	3,121,772
*	Mainstay S&P 500 Index	Registered Investment Entity	**	3,818,484
*	MainStay All Cap Value	Registered Investment Entity	**	1,604,145
	Franklin Small Mid-Cap Growth	Registered Investment Entity	**	2,996,408
	Janus Twenty	Registered Investment Entity	**	1,716,952
	Templeton Developing Markets	Registered Investment Entity	**	2,576,465
	Templeton Foreign	Registered Investment Entity	**	2,525,194
*	MainStay Map	Registered Investment Entity	**	2,028,756
	Oppenheimer Capital AP	Registered Investment Entity	**	382,712
	Wells Fargo Small Cap Value	Registered Investment Entity	**	1,350,360
*	Continental Materials Corporation common stock fund	Common stock	**	1,793,310
*	Loans to participants	Interest rates at 5% to 10-1/2% with ranging maturities until July 2014	**	1,862,922
	TOTAL			$ 30,316,244

* Represents party-in-interest to the Plan.

** Cost information is not required for participant directed investments and is therefore not included.

CONTINENTAL MATERIALS CORPORATION
EMPLOYEES PROFIT SHARING RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a— DELINQUENT PARTICIPANT CONTRIBUTIONS FOR THE YEAR ENDED DECEMBER 31, 2005

Question 4a "Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102," was answered "yes."

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in-Interest	Description of Transactions	Amount
Continental Materials Corporation	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. The December 2005 participant contribution was deposited on February 1, 2006.	$ 107

CONTINENTAL MATERIALS CORPORATION
EMPLOYEES PROFIT SHARING RETIREMENT PLAN

INDEX TO EXHIBITS

EXHIBIT

Number	**Description**
23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the Continental Materials Corporation Employees Profit Sharing Retirement Plan, having administrative responsibility of the Plan, has duly caused this Annual Report to be signed by the undersigned thereunto daily authorized.

Continental Materials Corporation
Employees Profit Sharing Retirement Plan

____

Joseph J. Sum
Fiduciary of the
Continental Materials Corporation
Employees Profit Sharing Retirement Plan

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-23671 on Form S-8 of Continental Materials Corporation of our report dated July 12, 2006, appearing in this Annual Report on Form 11-K of Continental Materials Corporation Employees Profit Sharing Retirement Plan for the year ended December 31, 2005.

Deloitte & Touche LLP

July 12, 2006

Member of
Deloitte Touche Tohmatsu

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Annual Report pursuant to Section 15(D) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2005

Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ______________ to Commission File No. 1-258

A. Full title of the plan and address of the plan if different from that of the issuer named below:

   Continental Materials Corporation Employees Profit Sharing Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

   Continental Materials Corporation
   200 S. Wacker, Suite 4000
   Chicago, Illinois 60606

END